                                January 27, 1997


Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C.  20549
Attn:  Filing Desk, Stop 1-4

     Re:  TN Technologies Holding Inc.
     Registration Statement on Form 8-A

Ladies and Gentlemen:

     On behalf of TN Technologies Holding Inc., a Delaware corporation (the "Company"), we respectfully request that the Company's Registration Statement on Form 8-A be withdrawn as of the date hereof. The Company's request is based on the fact that its Registration Statement on Form S-1 (File No. 333-15161) has not yet been declared effective. The Company intends to file a new Registration Statement on Form 8-A at or near the time its Registration Statement on Form S-1 is declared effective.

     Please acknowledge receipt of this letter by date-stamping the enclosed copy and returning it to me in the envelope provided. If you have any questions regarding this matter, please call me at (415) 493-9300.

                                     Very truly yours,

                                     WILSON SONSINI GOODRICH & ROSATI
                                     Professional Corporation

                                     /s/ Brian C. Erb


cc:  Steven C. Duvall, Assistant Director
     Rico Vicencio
     Gregory W. Blaine